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                                                                    Exhibit 2(h)


                         UNITED STATES BANKRUPTCY COURT
                        FOR THE SOUTHERN DISTRICT OF OHIO
                           WESTERN DIVISION AT DAYTON

IN RE:                                       )      CASE NO.  01-38066
                                             )      JOINTLY ADMINISTERED
SPINNAKER INDUSTRIES, INC., ET AL.,          )
                                             )      CHAPTER 11
                                             )
                  DEBTORS.                   )      JUDGE HOFFMAN
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              ORDER PURSUANT TO SECTIONS 105, 363, 365 AND 1146 OF
               THE BANKRUPTCY CODE: (A) AUTHORIZING AND APPROVING
              ASSET PURCHASE AGREEMENT WITH NEWCO; (B) AUTHORIZING
           THE SALE OF SUBSTANTIALLY ALL OF THE DEBTORS' ASSETS, FREE
  AND CLEAR OF ALL LIENS, CLAIMS, INTERESTS, CHARGES AND ENCUMBRANCES, SUBJECT TO THE TERMS OF THE ASSET PURCHASE AGREEMENT; (C) AUTHORIZING THE DEBTORS TO
CONSUMMATE ALL TRANSACTIONS RELATED TO THE ABOVE; AND (D) GRANTING OTHER RELIEF
 ------------------------------------------------------------------------------

            This matter is before the Court on the motion (the "Motion") dated January 4, 2002 of Spinnaker Industries, Inc. ("Spinnaker") and its wholly owned subsidiaries, as debtors and debtors in possession herein (collectively, the "Debtors"), for the entry of, inter alia, this order (the "Sale Order"): (A) authorizing and approving that certain asset purchase agreement as Amended on March 5, 2002 (the "Asset Purchase Agreement"), a copy of which is attached hereto as Exhibit A, between Spinnaker, Spinnaker Coating, Inc. and Spinnaker Coating-Maine, Inc. (collectively, the "Sellers") and Spinnaker Acquisition, LLC; (B) authorizing the sale of substantially all of the Debtors' assets free and clear of all liens, claims, interests, charges and encumbrances, subject to the terms of the Asset Purchase Agreement and subject to higher and/or better offers (collectively, as described and defined in the Asset Purchase Agreement, the "Acquired Assets"); (C) authorizing the Debtors to consummate all transactions related to the
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above; and (D) granting other relief including scheduling auction, approving expense reimbursement and termination fee, and approving bidding procedures; and the Court having on January 22, 2002 entered its Order, inter alia, (i) Scheduling a Hearing to Approve Asset Purchase Agreement with Buyer for the Sale of Substantially All of the Debtors' Assets, Free and Clear of All Liens, Claims, Interests, Charges and Encumbrances, Subject to Higher or Better Offers,
(ii) Setting an Auction Date, (iii) Approving Expense Reimbursement Termination Fee, (iv) Approving the Form and Manner of Notice in Connection Therewith, and
(v) Approving Bidding Procedures for the Submission of Any Competing Bids (the "Procedures Order"); and the Debtors having received the highest and best bid for the Acquired Assets from SP Acquisition, LLC, a Delaware limited liability company (the "Buyer") pursuant to the Asset Purchase Agreement; and the Court having considered the Motion and the record in these proceedings, and having heard the statements of counsel in support of the relief requested in the Motion at a hearing before the Court on March 5, 2002 (the "Sale Hearing"); and the Court having been fully advised and having determined that the legal and factual bases set forth in the Motion and at the Sale Hearing establish just cause for the relief granted in this Sale Order;

            THE COURT MAKES THE FOLLOWING FINDINGS OF FACT AND CONCLUSIONS OF
LAW:

                                  JURISDICTION

            A. The Court has jurisdiction over this matter under 28 U.S.C.Sections 157 and 1334. This proceeding is a core proceeding under 28 U.S.C.Section 157(b)(2). Venue is proper in this district under 28 U.S.C.Sections 1408 and 1409.

                                     NOTICE

            B. The Debtors have complied with all of the procedures for notice of the Motion and Sale Hearing set forth in the Procedures Order. Such notice constitutes appropriate


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and adequate notice to all parties and is in compliance with Rules 2002, 6004,
6006 and 9014 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"). No other or further notice of the Motion, the Sale Hearing or the entry of this Sale Order is necessary or required.

                     OBJECTIONS; AUCTION; AND OTHER BIDDERS

            C. In response to the Motion and the notice of the Motion, the Debtors have received objections to the proposed sale of the Acquired Assets to the Buyer under and pursuant to the Asset Purchase Agreement from the following parties: the Official Committee of Unsecured Creditors of Spinnaker Coating, Inc. (the "Committee"), The United States Trustee and the Ohio Environmental Protection Agency. No other objection to the Motion or the proposed sale to the Buyer has been filed with this Court.

            D. An auction (the "Auction") was conducted at Coolidge, Wall, Womsley & Lombard, March 4, 2002. The Buyer, Charlesbank Equity Fund V Limited Partnership ("Charlesbank"), the Debtors and the Committee participated at the Auction, which was conducted fairly and openly.

            E. On March 5, 2002, the Court conducted the Sale Hearing. Immediately prior to the Sale Hearing, Charlesbank advised the Committee that they were withdrawing from the Auction process. At such time, the Committee concluded that the Buyer's offer was the highest and best offer and withdrew its pending objections to the Motion. The Debtors and the Committee submitted the Buyer's offer to the Court for approval as the highest and best offer for the Acquired Assets.

            F. In response to the Motion, the notice of the Motion and the Procedures Order, the Debtors have received no offers to purchase the Acquired Assets higher and/or better than the Buyer's offer. Accordingly, the Buyer's bid is the highest and best bid for the Acquired Assets.


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                             JUSTIFICATION FOR SALE

            G. The Debtors have established sound business justification in support of the proposed sale. Such business justifications include, but are not limited to, the fact that (i) an immediate sale will improve the Sellers' prospects to retain important contracts and (ii) the Debtors believe that, as set forth in the Motion, a sale pursuant to section 363 of title 11 of the United States Code (the "Bankruptcy Code") and subject to higher and better offers is the most effective means of maximizing the value for the Acquired Assets. After considering the circumstances described in the Motion, the Court has determined that the procedures outlined in the Procedures Order and the Buyer's offer present the best opportunity for the Debtors to realize the highest recovery possible for the Acquired Assets for the benefit of all creditors. The sale process conducted by the Financial Advisor and the Debtors was non-collusive, fair and reasonable, and conducted in good faith.

            H. The transactions contemplated by the Motion, as approved and implemented by this Sale Order, are in compliance with and satisfy all applicable provisions of the Bankruptcy Code, including, without limitation, sections 363(b), (f) and (m) and 365 of title 11 of the United States Code (the "Bankruptcy Code"). The terms and conditions of the sale of the Acquired Assets and the other transactions approved by this Sale Order are fair and reasonable.

            I. The Buyer's offer, as approved by this Sale Order, is the highest and best offer for the Acquired Assets. The aggregate purchase price offered by the Buyer constitutes full and adequate consideration and reasonably equivalent value for the Acquired Assets.

            J. The transfer of the Acquired Assets at the Closing (as defined in the Asset Purchase Agreement) to the Buyer for the consideration set forth in the Asset Purchase Agreement is in the best interests of the Debtors' estates, their creditors and all parties in interest.


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                                   GOOD FAITH

            K. The sale process conducted pursuant to the Procedures Order was non-collusive, fair and reasonable, and was conducted openly and in good faith. The transfer of the Acquired Assets to the Buyer represents an arm's-length transaction and has been negotiated in good faith between the parties. The Buyer, as transferee of the Acquired Assets, is a good faith purchaser under section 363(m) and, as such, is entitled to the full protection of section 363(m) of the Bankruptcy Code.

              SALE FREE AND CLEAR OF LIENS, CLAIMS AND ENCUMBRANCES

            L. The Debtors are authorized to sell the Acquired Assets free and clear of all Liens (as defined in Paragraph 4 hereinafter) pursuant to and in accordance with section 363(f) of the Bankruptcy Code; provided that that this order shall not extinguish any obligations that the Debtors may have to the Ohio Environmental Protection Agency or the United States Environmental Protection Agency under applicable state or federal environmental laws that Debtors, Buyer and any other parties may have regarding the Debtors' Troy property.

                 LEASES AND CONTRACTS TO BE ASSUMED AND ASSIGNED

            M. Upon the transfer of the Assigned Contracts(1) (consisting of certain real property leases and executory contracts) to the Buyer and, subject to the payment of the cure amounts (as set forth in Exhibit B to this Order) contemplated and required by this Sale Order: (A) each Lease constitutes a valid and existing leasehold interest in the property subject to such Lease; (B) none of the Debtors' rights (including options, renewals and extensions) have been released or waived under any of the Assigned Contracts; (C) the Assigned Contracts have not been terminated and are in full force and effect; and (D) no default on the part of the Debtors


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(1) All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Asset Purchase Agreement.


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(monetary or non-monetary) exists under any Assigned Contract (including, without limitation, with respect to any amounts payable thereunder), nor does there exist any event or condition which with the passage of time or the giving of notice, or both, would constitute such a default.

                   CORPORATE AUTHORITY; CONSENTS AND APPROVALS

            N. The Debtors have full corporate power and authority to execute the Asset Purchase Agreement, any related agreements and all other documents contemplated by the Asset Purchase Agreement or such other related agreements, and the sale of the Acquired Assets by the Debtors has been duly and validly authorized by all necessary corporate power and authority necessary to consummate the transactions contemplated by the Asset Purchase Agreement. No consents or approvals, other than this Sale Order and those expressly provided for in the Asset Purchase Agreement, are required for the Debtors to consummate such transactions.

            BASED UPON THE FOREGOING, IT IS HEREBY ORDERED that

            1. The Motion is approved.

            2. The Asset Purchase Agreement and the terms and conditions contained therein are approved. The Debtors are authorized and directed at the Closing to execute, deliver, implement and fully perform the Asset Purchase Agreement, together with all additional instruments, agreement and documents which are contemplated by the Asset Purchase Agreement and those instruments, agreements and documents which may be reasonably necessary, convenient or desirable in implementing the Asset Purchase Agreement, and to take all further actions (including any prorations, adjustments and the like provided for in the Asset Purchase Agreement) as may be necessary or appropriate in performing the obligations as contemplated by the Asset Purchase Agreement. All objections to the Motion that were not withdrawn or settled on the record or otherwise are overruled.


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            3. Subject to the fulfillment of the terms and conditions of the
Asset Purchase Agreement, at the Closing, the Debtors are authorized to sell, transfer, assign and convey to the Buyer all of the Debtors' rights, title and interest in and to the Acquired Assets. The Debtors are authorized and empowered at the Closing to deliver bills of sale, assignments and such other documentation contemplated by the Asset Purchase Agreement and this Sale Order.

            4. Except with respect to any obligations that the Debtors may have to the Ohio Environmental Protection Agency or the United States Environmental Protection Agency under applicable state or federal environmental laws that Debtors, Buyer and any other parties may have regarding the Debtors' Troy property, the transfer of the Acquired Assets to the Buyer as of the Closing will be free and clear of any and all Liens. As used herein, the term "Liens" shall mean (a) any and all mortgages, security interests, conditional sales or other title retention agreements, pledges, liens, claims, judgments, demands and encumbrances, hypothecation, rights of setoff, recoupment or other offset, lis pendens or other charge or interest, and (b) all debts arising under, relating to, or in connection with any acts of the Debtor, claims (as that term is defined in 11 U.S.C. Section 101(5)), obligations, demands, guarantees, options, rights, contractual commitments, restrictions, interests and matters of any kind and nature, in the case of each of clauses (a) and (b), whether imposed by agreement, understanding, statute, law, equity or otherwise, and whether direct or indirect, absolute or contingent, choate or inchoate, fixed or contingent, matured or unmatured, liquidated or unliquidated, and whether arising prior to, on or after the Filing Date (as defined in the Motion), including, without limitation, claims and encumbrances (i) that purport to give any party a right or option to effect any forfeiture, modification, right of first refusal, or termination of any of any Debtor's or the Buyer's interests


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in the Acquired Assets, or any similar rights, (ii) relating or arising under or out of, in connection with, or in any way relating to either or both the Acquired Assets or the operation of the Debtors' businesses prior to the Closing, (iii) any taxes of any kind accrued for, applicable to or arising from any period (or portion thereof) ending on or prior to the Closing, and (iv) the liens and claims identified on Exhibit B to the Motion.

            5. This Sale Order is and will be effective as a determination that, upon the Closing, all Liens in, on or upon the Acquired Assets are adjudged and declared to be unconditionally released, discharged and terminated, with all such Liens to attach to the cash proceeds of the sale of the Acquired Assets (net of all Cure Amounts as hereinafter defined in paragraph 8(a), the "Proceeds"), with the same force, validity, effect, priority and enforceability, inter se, as such Liens had in the Acquired Assets prior to such sale. Except as otherwise provided in this Sale Order, any issues regarding the extent, validity, perfection, priority and enforceability of such Liens with respect to such proceeds will be determined by the Court, if, as and when appropriate, upon proper application at a later date, including pursuant to a proposed plan of liquidation.

            6. The Proceeds shall be distributed as follows:

                  A. At Closing the Buyer is authorized and directed to remit directly to Transamerica Business Capital Corporation (the "Agent") as agent for Debtors' pre-petition and post-petition Lenders that portion of the Proceeds equal to all of the Obligations then outstanding (as defined in the Final Order
(1) Authorizing Debtors-In-Possession To Incur Post-Petition Secured Obligations, (2) Granting Security Interests and Priority Pursuant to 11 U.S.C. 364(c) and (d), (3) Granting Adequate Protection, And (4) Modifying Automatic Stay entered on December 11, 2001 (the "Financing Order" and such cash payment, the "DIP Payment")). Upon


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and subject to the Closing, (i) all of the Obligations then owing to the Agent and the Lenders (as defined in the Financing Order) and paid through the DIP Payment shall be deemed allowed as a fully secured claim, and the provisions of Paragraphs J, K and L and clause (i) of the second sentence of Paragraph 25 of the Financing Order shall be binding on all parties in interest, (ii) the Buyer's payment in full in cash of the DIP Payment shall constitute payment in full of an equivalent amount of Indebtedness, and the Debtors and their estates shall have no further liability for such Indebtedness, and the payment of such DIP Payment shall be final and conclusive and binding on all parties in interest and shall not be set aside or otherwise avoided for any reason, and (iii) upon Agent's receipt of the DIP Payment, its Liens on and security interests in the Acquired Assets shall be released.

                  B. The Proceeds, after payment of the DIP Amount to Agent, shall be maintained by the Debtors and used by the Debtors to administer and wind-down their estates and for distribution in respect of remaining claims and Liens (including the payment of administrative expense claims). The Debtors will deposit the Proceeds in a segregated, interest bearing account and copies of account statements will be provided to the Committee. All Liens (other than the Agent's Liens) shall attach to such Proceeds with the same force, validity, effect, priority and enforceability, inter se, as such Liens had in the Acquired Assets prior to such sale.

            7. Notwithstanding anything to the contrary contained herein, this Sale Order shall not, in any way, affect, impair or restrict the Liens, claims, encumbrances and interests of any entity (including the Debtors) in, against, or with respect to, any of the Debtors' assets other than the Acquired Assets.

            8. A. The Debtors are authorized to assume the Assigned Contracts and assign them to the Buyer. The Buyer has provided adequate assurance of its future performance


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under the Assigned Contracts, and the assumption and assignment of the Assigned
Contracts to the Buyer satisfy the requirements of section 365 of the Bankruptcy Code. Notwithstanding any provision of the Assigned Contracts (including those described in sections 365(b)(2) and (f) of the Bankruptcy Code) that prohibits, restricts or conditions an assignment or transfer, the Debtors are authorized and directed at the Closing, pursuant to section 365 of the Bankruptcy Code, to assume the Assigned Contracts and assign their rights, title and interest therein to the Buyer. The amounts set forth on Exhibit B to the Order (the "Cure Amounts") shall constitute the full and final cure and other payments required under section 365(b) and (f) of the Bankruptcy Code to assume and assign to buyer each of the respective Assigned Contracts listed thereon. Except as provided in Section 4 of the Asset Purchase Agreement or as otherwise provided in a written agreement or in the Asset Purchase Agreement, the Debtors are authorized and directed to pay the Cure Amounts to the respective holders of such claims from the proceeds of the sale promptly after the Closing Date.

                  B. Upon the assignment of the Assigned Contracts and the payment of the Cure Amounts, pursuant to section 365(k) of the Bankruptcy Code, the Debtors shall be relieved from any further liability under the Assigned Contracts.

            9. The Rejected Contracts (as defined in the Motion) shall be deemed rejected as of the Closing Date, pursuant to section 365 of the Bankruptcy Code. Each of the Lessors shall be required to file a proof of claim with the Clerk of the Court, on or before April 14, 2002 for any and all alleged damages arising from the rejection of its Rejected Contracts.

            10. Except as expressly set forth in this Sale Order or the Asset Purchase Agreement, the Buyer has not, and will not be deemed to have, assumed any Liens including "claims" (as that term is defined in section 101(5) of the Bankruptcy Code) against the Debtors.


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            11. All of the Debtors' rights, title and/or interests in the
Acquired Assets are as of the Closing, transferred to and vested in the Buyer. Subject to the fulfillment of the terms and conditions of the Asset Purchase Agreement, as of the Closing, this Sale Order will be considered and constitute for any and all purposes a full and complete general assignment, conveyance and transfer of the Acquired Assets or a bill of sale transferring good and marketable title in the Acquired Assets to the Buyer. Any and all governmental recording offices and all other parties, persons or entities are authorized to accept this Sale Order as such an assignment or bill of sale and, if necessary, this Sale Order may be accepted for recordation on or after the Closing as conclusive evidence of the free and clear, unencumbered transfer of title to the Acquired Assets conveyed to the Buyer at the Closing.

            12. The transfer of the Acquired Assets to the Buyer under this Sale Order is exempt from any transfer or stamp tax under section 1146(c) of the Bankruptcy Code, whether imposed or assessable against the Debtors of the Buyer.

            13. If any of the Acquired Assets are in the care or custody of any non-debtor party, such party following the Closing shall immediately, upon written request and presentation of this Sale Order, surrender any such Acquired Assets in its care or custody to the Buyer.

            14. Upon the Closing, the Buyer is granted immediate and unfettered access to the Acquired Assets. The Debtors and their officers, agents and employees who have access to and control over any of the Acquired Assets shall cooperate in delivering the Acquired Assets to Buyer and shall cease exercising control over the Acquired Assets upon the Closing, except as directed by the Buyer in accordance with the Asset Purchase Agreement and this Sale Order, and such parties are enjoined after the Closing from exercising any control and/or interfering with the Buyer's use, peaceful enjoyment and control of the Acquired Assets without the Buyer's


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consent. Provided, however, that Buyer shall make certain senior management personnel of the Debtors who are under the Buyers' control available to the Debtors and/or the Committee for valid estate purposes for a period not to exceed sixty (60) days after Closing, and such availability shall not exceed five (5) hours per week in the aggregate. The Debtors' estates shall indemnify such senior management personnel for such services and reimburse their reasonable out-of-pocket costs and expenses.

            15. Effective on the Closing Date, each of the Debtors' creditors having Liens on any of the Acquired Assets is authorized and directed to execute such documents and take all actions as may be necessary to release its Liens, if any, in, on or against the Acquired Assets, if any, as such Liens may have been recorded or may otherwise exist.

            16. Except as provided in the Asset Purchase Agreement, if any person or entity that has filed financing statements or other documents or agreements evidencing Liens in, on or against the Acquired Assets has not delivered to the Debtors prior to the Closing, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, releases of all Liens or other interests that such person or entity has with respect to the Acquired Assets, the Debtors and the Buyer are authorized to execute and file such statements, instruments, releases and other documents on behalf of such person or entity with respect to the Acquired Assets.

            17. This Court has exclusive jurisdiction to implement and enforce the terms and provisions of the Asset Purchase Agreement (and all documents contemplated thereby) and this Sale Order, including any disputes relating thereto or with respect to the sale, the proceeds of the sale, the transfer or assignment and delivery of the Acquired Assets to the Buyer and the Buyer's peaceful use and enjoyment thereof after the Closing, free and clear of any Liens,


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regardless of whether a plan of reorganization has been confirmed in these chapter 11 cases and irrespective of the provisions of any such plan or order confirming such plan; and the Court retains jurisdiction over the parties to the Asset Purchase Agreement with respect to any controversies which may arise thereunder.

            18. The terms and provisions of this Sale Order are binding in all respects upon the Debtors, their employees, officers and directors, their creditors, their shareholders, any parties having received notice of these proceedings, any affected third parties and other parties-in-interest, any persons asserting a Lien in, on or against the Acquired Assets, the Buyer and all of the aforementioned parties' successors or assigns, including, without limitation, any trustee subsequently appointed for the Debtors under the Bankruptcy Code.

            19. The failure specifically to include any particular provisions of the Asset Purchase Agreement or the agreements contemplated thereby in this Sale Order will not diminish the effectiveness of such provision, it being the intent of this Court that the Asset Purchase Agreement and agreements contemplated thereby are authorized, approved and effective in their entirety. In the event of any inconsistency between this Sale Order and the Asset Purchase Agreement, this Sale Order and the terms hereof shall be controlling.

            20. This is a final order and enforceable upon its entry. To the extent necessary under Rules 5003, 6004(g), 6006(d), 9014, 902l and 9022 of the Bankruptcy Rules, the Court expressly finds that there is no just reason for delay in the implementation of this Sale Order and expressly directs entry of judgment as set forth in this Sale Order. This Sale Order shall be effective immediately and the stay imposed by Bankruptcy Rule 6004(g) is otherwise abrogated.


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            21. Under section 363(m) of the Bankruptcy Code, the reversal or modification of this Sale Order on appeal will not affect the validity of the transfer of the Acquired Assets to the Buyer, as well as the transactions contemplated or authorized by this Sale Order, unless the same is stayed pending appeal prior to the Closing of the transactions authorized by the Sale Order.

            22. Except as otherwise set forth herein or in the Asset Purchase Agreement, under no circumstances shall the Buyer be deemed a successor of or to the Debtors with respect to any Liens of others against or in the Debtors or the Acquired Assets of any kind or nature whatsoever. The sale, transfer, assignment and delivery of the Acquired Assets shall not be subject to any Liens, of any kind or nature whatsoever (other than the obligations under the Assigned Contracts accruing after the Closing Date), which Liens shall remain with, and continue to be obligations of, the Debtors and attach to the Proceeds. All persons holding any Lien, other than the obligations under the Assigned Contracts accruing after the Closing Date, against or in the Debtors or the Acquired Assets of any kind or nature whatsoever shall be, and hereby are, forever barred, estopped, and permanently enjoined from asserting, prosecuting, or otherwise pursuing such Lien of any kind or nature whatsoever against the Buyer, its property, its successors and assigns, or the Acquired Assets with respect to any Lien of any kind or nature whatsoever, other than an obligation under the Assigned Contracts accruing after the Closing Date, such person or entity had, has, or may have against or in the Debtors, their estates, officers, directors, shareholders, or the Acquired Assets. Following the Closing Date, no holder of a Lien against the Debtors shall interfere with the Buyer's title to or use and enjoyment of the Acquired Assets based on or related to such Lien. Other than the obligations under the Assigned Contracts accruing after the Closing Date, under no circumstances shall any holder of a Lien be able to


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commence, continue or otherwise pursue or enforce any remedy, claim or cause of action against the Buyer, and each holder of a Lien is permanently enjoined from commencing, continuing or otherwise pursuing or enforcing any remedy, claim or cause of action against the Buyer on account of such Lien.

            23. Each non-Debtor party to the Assigned Contracts is hereby forever barred, estopped, and permanently enjoined from asserting against the Buyer or its property any default existing as of the Closing, any counterclaim, defense, setoff or any other claim asserted or assertable (as of the Closing) against the Debtors or the Buyer.



Dated:  March __, 2002
        Dayton, Ohio



                                    ______________________________
                                    UNITED STATES BANKRUPTCY JUDGE



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